Grupo
CONTINENTAL
S.A.

82-4211

RECEIVED
2005 AUG -2 A 8:
OFFICE OF INTER... CORPORATE FI...

July 28th, 2005.

05010106

U.S. Securities an...
Office of Internati... ...inance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

SUPPL

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 14) of Grupo Continental, S.A., as of June 30th, 2005.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (file number 82-4211).

Very truly yours,

Miguel Angel Rábago Vite
Chief Financial Officer

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

Encl.
MARV'stc
GC'26

8/2

Avenida Hidalgo 2303 ○ C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ○ C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ○ Fax: (833) 241-2577

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2005**

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 30 DE JUNIO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**8,725,468**	**100**	**9,712,289**	**100**
2	**ACTIVO CIRCULANTE**	**2,819,188**	**32**	**3,647,996**	**38**
3	EFECTIVO E INVERSIONES TEMPORALES	1,672,958	19	2,434,430	25
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	270,429	3	230,347	2
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	83,399	1	128,062	1
6	INVENTARIOS	775,767	9	855,157	9
7	OTROS ACTIVOS CIRCULANTES	16,635	0	0	0
8	**LARGO PLAZO**	**995,786**	**11**	**906,388**	**9**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	961,682	11	864,947	9
11	OTRAS INVERSIONES	34,104	0	41,441	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**4,302,771**	**49**	**4,442,222**	**46**
13	INMUEBLES	2,906,427	33	2,819,623	29
14	MAQUINARIA Y EQUIPO INDUSTRIAL	2,776,104	32	2,747,510	28
15	OTROS EQUIPOS	2,709,444	31	2,202,018	23
16	DEPRECIACION ACUMULADA	4,106,450	47	3,386,769	35
17	CONSTRUCCIONES EN PROCESO	17,246	0	59,840	1
18	**ACTIVO DIFERIDO (NETO)**	**485,976**	**6**	**508,994**	**5**
19	**OTROS ACTIVOS**	**121,747**	**1**	**206,689**	**2**
20	**PASIVO TOTAL**	**1,779,101**	**100**	**2,027,113**	**100**
21	**PASIVO CIRCULANTE**	**723,452**	**41**	**746,378**	**37**
22	PROVEEDORES	350,959	20	275,239	14
23	CREDITOS BANCARIOS	0	0	0	0
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	99,347	6	209,162	10
26	OTROS PASIVOS CIRCULANTES	273,146	15	261,977	13
27	**PASIVO A LARGO PLAZO**	**0**	**0**	**0**	**0**
28	CREDITOS BANCARIOS	0	0	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**839,723**	**47**	**983,150**	**49**
32	**OTROS PASIVOS**	**215,926**	**12**	**297,585**	**15**
33	**CAPITAL CONTABLE**	**6,946,367**	**100**	**7,685,176**	**100**
34	**PARTICIPACION MINORITARIA**	**7,712**		**5,553**	
35	**CAPITAL CONTABLE MAYORITARIO**	**6,938,655**	**100**	**7,679,623**	**100**
36	**CAPITAL CONTRIBUIDO**	**898,457**	**13**	**898,457**	**12**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	15,000	0	15,000	0
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	846,713	12	846,713	11
39	PRIMA EN VENTA DE ACCIONES	36,744	1	36,744	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**6,040,198**	**87**	**6,781,166**	**88**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	7,047,525	101	7,821,044	102
43	RESERVA PARA RECOMPRA DE ACCIONES	150,000	2	156,497	2
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(1,723,338)	(25)	(1,714,807)	(22)
45	**RESULTADO NETO DEL EJERCICIO**	566,011	8	518,432	7

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2005**

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**1,672,958**	**100**	**2,434,430**	**100**
46	EFECTIVO	48,342	3	59,954	2
47	INVERSIONES TEMPORALES	1,624,616	97	2,374,476	98
18	**CARGOS DIFERIDOS**	**485,976**	**100**	**508,994**	**100**
48	GASTOS AMORTIZABLES (NETO)	745	0	5,759	1
49	CREDITO MERCANTIL	485,231	100	503,235	99
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**723,452**	**100**	**746,378**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	1,158	0	19,844	3
53	PASIVOS EN MONEDA NACIONAL	722,294	100	726,534	97
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**273,146**	**100**	**261,977**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	273,146	100	261,977	100
27	**PASIVO A LARGO PLAZO**	**0**	**100**	**0**	**100**
59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**839,723**	**100**	**983,150**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	839,723	100	983,150	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**215,926**	**100**	**297,585**	**100**
68	RESERVAS	215,926	100	297,585	100
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(1,723,338)**	**100**	**(1,714,807)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(1,723,338)	(100)	(1,714,807)	(100)

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2005**

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	2,095,736	2,901,618
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	64	64
75	NUMERO DE EMPLEADOS (*)	4,828	4,746
76	NUMERO DE OBREROS (*)	8,635	9,273
77	NUMERO DE ACCIONES EN CIRCULACION (*)	750,000,000	750,000,000
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: **2** AÑO: **2005**

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 30 DE JUNIO DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**5,018,490**	**100**	**4,879,571**	**100**
2	COSTO DE VENTAS	2,390,843	48	2,268,609	46
3	**RESULTADO BRUTO**	**2,627,647**	**52**	**2,610,962**	**54**
4	GASTOS DE OPERACION	1,798,778	36	1,841,223	38
5	**RESULTADO DE OPERACION**	**828,869**	**17**	**769,739**	**16**
6	COSTO INTEGRAL DE FINANCIAMIENTO	4,220	0	(48,006)	(1)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**824,649**	**16**	**817,745**	**17**
8	OTRAS OPERACIONES FINANCIERAS	(25,208)	(1)	(11,369)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**849,857**	**17**	**829,114**	**17**
10	PROVISION PARA IMPUESTOS Y P.T.U.	352,664	7	377,049	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**497,193**	**10**	**452,065**	**9**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	71,660	1	68,027	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**568,853**	**11**	**520,092**	**11**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**568,853**	**11**	**520,092**	**11**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**568,853**	**11**	**520,092**	**11**
19	PARTICIPACION MINORITARIA	2,842		1,660	0
20	**RESULTADO NETO MAYORITARIO**	**566,011**	**11**	**518,432**	**11**

82-4211

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: **2** AÑO: **2005**

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**5,018,490**	**100**	**4,879,571**	**100**
21	NACIONALES	5,018,257	100	4,879,337	100
22	EXTRANJERAS	233	0	234	0
23	CONVERSION EN DOLARES (***)	21	0	20	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**4,220**	**100**	**(48,006)**	**100**
24	INTERESES PAGADOS	6,531	155	4,739	10
25	PERDIDA EN CAMBIOS	41,196	976	274	1
26	INTERESES GANADOS	64,960	1,539	38,258	80
27	GANANCIA EN CAMBIOS	116	3	53,648	112
28	RESULTADO POR POSICION MONETARIA	21,569	511	38,887	81
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(25,208)**	**100**	**(11,369)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(25,208)	(100)	(11,369)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**352,664**	**100**	**377,049**	**100**
32	I.S.R.	286,707	81	286,093	76
33	I.S.R. DIFERIDO	(21,660)	(6)	9,183	2
34	P.T.U.	89,169	25	83,142	22
35	P.T.U. DIFERIDA	(1,552)	0	(1,369)	0

(***) DATOS EN MILES DE DOLARES

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2005**
GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresiòn Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	5,089,655	4,944,450
37	RESULTADO FISCAL DEL EJERCICIO	769,477	535,779
38	VENTAS NETAS (**)	10,196,797	10,166,874
39	RESULTADO DE OPERACION (**)	1,732,689	1,645,559
40	RESULTADO NETO MAYORITARIO (**)	1,136,057	1,156,178
41	RESULTADO NETO (**)	1,138,216	1,157,284

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: CONTAL TRIMESTRE: 2 AÑO: 2005

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE ABRIL AL 30 DE JUNIO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,827,677**	**100**	**2,638,699**	**100**
2	COSTO DE VENTAS	1,327,079	47	1,223,711	46
3	**RESULTADO BRUTO**	**1,500,598**	**53**	**1,414,988**	**54**
4	GASTOS DE OPERACION	906,194	32	942,730	36
5	**RESULTADO DE OPERACION**	**594,404**	**21**	**472,258**	**18**
6	COSTO INTEGRAL DE FINANCIAMIENTO	14,084	0	(66,590)	(3)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**580,320**	**21**	**538,848**	**20**
8	OTRAS OPERACIONES FINANCIERAS	21,515	1	(5,698)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**558,805**	**20**	**544,546**	**21**
10	PROVISION PARA IMPUESTOS Y P.T.U.	237,981	8	240,958	9
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**320,824**	**11**	**303,588**	**12**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	34,757	1	32,871	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**355,581**	**13**	**336,459**	**13**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**355,581**	**13**	**336,459**	**13**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**355,581**	**13**	**336,459**	**13**
19	PARTICIPACION MINORITARIA	941		215	0
20	**RESULTADO NETO MAYORITARIO**	**354,640**	**13**	**336,244**	**13**

CLAVE DE COTIZACION: CONTAL

GRUPO CONTINENTAL, S.A.

TRIMESTRE: **2** AÑO: **2005**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,827,677**	**100**	**2,638,699**	**100**
21	NACIONALES	2,827,526	100	2,638,532	100
22	EXTRANJERAS	151	0	167	0
23	CONVERSION EN DOLARES (***)	14	0	14	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**14,084**	**100**	**(66,590)**	**100**
24	INTERESES PAGADOS	3,735	27	2,417	4
25	PERDIDA EN CAMBIOS	43,079	306	60	0
26	INTERESES GANADOS	33,981	241	19,620	29
27	GANANCIA EN CAMBIOS	0	0	51,833	78
28	RESULTADO POR POSICION MONETARIA	1,251	9	2,386	4
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**21,515**	**100**	**(5,698)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	21,515	100	(5,698)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**237,981**	**100**	**240,958**	**100**
32	I.S.R.	209,023	88	197,394	82
33	I.S.R. DIFERIDO	(29,997)	(13)	(8,006)	(3)
34	P.T.U.	60,432	25	53,411	22
35	P.T.U. DIFERIDA	(1,477)	(1)	(1,841)	(1)

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2005**

GRUPO CONTINENTAL, S.A.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE JUNIO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**568,853**	**520,092**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	73,246	99,172
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**642,099**	**619,264**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	28,035	71,218
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**670,134**	**690,482**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	48,194	102,252
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(1,868,494)	(977,218)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(1,820,300)**	**(874,966)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(70,067)**	**(125,055)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(1,220,233)	(309,539)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	2,893,191	2,743,969
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,672,958	2,434,430

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**73,246**	**99,172**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	167,370	172,377
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	1,511	4,321
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(95,635)	(77,526)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**28,035**	**71,218**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	5,025	45,447
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	4,340	36,434
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	0	0
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	18,338	(87,895)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	332	77,232
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**48,194**	**102,252**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	0	0
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	48,830	102,790
26	+ OTROS FINANCIAMIENTOS	0	817
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(636)	(1,355)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(1,868,494)**	**(977,218)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(1,868,494)	(977,218)
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(70,067)**	**(125,055)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(62,173)	(124,222)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(7,894)	(833)

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2005**

GRUPO CONTINENTAL, S.A.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	11.34	%	10.66	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	16.37	%	15.06	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	13.04	%	11.92	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	173.63	%	82.41	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(3.79)	%	(7.48)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	1.17	veces	1.05	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.37	veces	2.29	veces
8	ROTACION DE INVENTARIOS (**)	6.21	veces	5.56	veces
9	DIAS DE VENTAS POR COBRAR	8	días	7	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00	%	0.00	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	20.39	%	20.87	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.26	veces	0.26	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	0.07	%	0.98	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%	0.00	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	126.91	veces	162.43	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	5.73	veces	5.02	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	3.90	veces	4.89	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	2.82	veces	3.74	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.58	veces	1.80	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	231.25	%	326.17	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	12.79	%	12.69	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	0.56	%	1.46	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	102.61	veces	145.70	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(2.65)	%	(11.69)	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	102.65	%	111.69	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	88.73	%	99.33	%

(**) INFORMACION ULTIMOS DOCE MESES

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2005**

GRUPO CONTINENTAL, S.A.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 1.51	$ 1.54
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$ .00
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 1.52	$ 1.54
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$ .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$ .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 9.25	$ 10.24
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ 2.50	$ 1.25
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	1.92 veces	1.83 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	11.72 veces	12.18 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

S-32 OTROS PASIVOS:

LOS PASIVOS POR PRIMA DE ANTIGÜEDAD Y PLAN DE PENSIONES DERIVADOS DE LA APLICACION DEL BOLETIN D-3 DEL IMCP SON:

PLAN DE PENSIONES	$ 111,357
PRIMA DE ANTIGÜEDAD	61,474
INDEMNIZACION LEGAL	43,095
	$ 215,926

S-42 RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL:

RESULTADO DE EJERCICIOS ANTERIORES	$ 7,000,039
RESERVA LEGAL	47,486
	$ 7,047,525

S-71 RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS:

RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	$ (685,347)
EFECTO ACUMULADO DE IMPUESTO SOBRE LA RENTA DIFERIDO	(1,037,991)
	$(1,723,338)

S-31 CREDITOS DIFERIDOS:

S-66 IMPUESTOS DIFERIDOS:

EN ESTOS RENGLONES SE INCLUYE UN PASIVO POR:

ISR DIFERIDO (D-4)	$ 694,711
ISR DIFERIDO FISCAL	79,844
PTU DIFERIDO (D-4)	65,168
	$ 839,723

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

ESCENARIO ECONOMICO

En el primer semestre del año el ambiente macroeconómico de México continúa mostrando firmeza, el elevado precio del petróleo y la fortaleza del peso que cotiza a menos de $ 11 pesos por dólar han sido los eventos económicos más relevantes. Por otro lado, la inflación ha sido controlada eficazmente por el Banco Central, por lo que esperamos sea menor al 4%. Además de la solidez de nuestro riesgo país, el cual es el más atractivo de los mercados emergentes de Latinoamérica, consideramos que México cuenta con una base sólida para mantener la estabilidad económica y generar una mejora en el consumo interno.

OPERACIÓN Y SUS RESULTADOS

Durante el primer semestre, el volumen de ventas, incluyendo bonificaciones y muestreos, fue de 181 millones de cajas unidad, 6.1% más, que en el mismo periodo del año anterior.

Nuestros resultados son consecuencia de la fortaleza de las marcas Coca-Cola y de las múltiples actividades dirigidas a nuestros clientes.

Hemos realizado 5 lanzamientos de nuevos productos,tales como Coca-Cola Citra, Coca-Cola Citra Light, Fresca toronja roja, Nestea durazno y Ciel Aquarius.

La promoción de KBzones, apoyó exitosamente nuestro programa de asociación con la Selección Mexicana de Fútbol. Así mismo, en el transcurso del año, implementamos con éxito el programa de lealtad para amas de casa, a través de las promociones de Vasos y Cubiertos Coca-Cola.

Con la participación nacional de cerca de 100,000 jóvenes, la 8ª. Copa Coca-Cola de fútbol fue un evento relevante y de alta imagen, resultando campeón nacional en la rama femenil el equipo de Tlaxcala y en la rama varonil el equipo de Aguascalientes.

Continuamos con nuestro programa de imagen como la Rockola Coca-Cola, en la ciudad de San Luis Potosí y el programa Konec-T Coca-Cola, novedosa campaña dirigida a los jóvenes con la que se inicia nuestra participación en Internet.

RECURSOS DE CAPITAL

Las inversiones en infraestructura se realizaron con el flujo de operación, sin recurrir a contratación de deuda. En el semestre, ascendieron a más de 53 millones de pesos y las principales inversiones se efectuaron en equipos de refrigeración para el mercado y modificaciones a las líneas de embotellado.

LIQUIDEZ

Durante el primer semestre del año el flujo de operación alcanzó 996 millones de pesos, 19.9% sobre las ventas netas. Las razones de liquidez y apalancamiento siguen mostrando la fortaleza financiera y operativa de la organización, como lo muestran los estados financieros que forman parte de esta información.

ACTIVIDADES DE LA COMPAÑIA

Grupo Continental, S.A. (la "Compañía") es una sociedad controladora de compañías embotelladoras cuya actividad principal es la fabricación y venta de refrescos y agua purificada, que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana.

NOTAS A LOS ESTADOS FINANCIEROS

NOTA 1. PRINCIPALES POLITICAS CONTABLES y FINANCIERAS

BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos y resultados de la Compañía y sus subsidiarias, en donde posee más del 50% de su capital social. Todos los saldos y operaciones importantes intercompañías han sido eliminados en la consolidación.

A continuación se resumen las políticas de contabilidad más importantes, las cuales están de acuerdo con los principios de contabilidad generalmente aceptados en México:

a) Reconocimiento de los efectos de la inflación

La Compañía y sus subsidiarias consolidadas actualizan en términos de poder adquisitivo de la moneda al cierre del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación, aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México. Por lo tanto, las cifras de los estados financieros son comparables entre sí y con el año anterior que se presenta, al estar expresadas en pesos del mismo poder adquisitivo.

b) Efectivo e inversiones temporales

El efectivo y las inversiones temporales consisten en efectivo e inversiones a la vista, las cuales generan intereses a tasas variables. Las inversiones a la vista se expresan al costo, el cual es semejante a su valor de mercado.

c) Inventarios y costo de ventas

Los inventarios se expresan a su valor actualizado de reposición y producción, que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta.

d) Cajas y envases retornables

El inventario de cajas y envases retornables se expresa a su costo de reposición o valor de depósito, el que sea menor. Cuando las cajas y envases se rompen son cargados a los resultados como gastos de venta o generales (el envase roto durante la producción es cargado al costo de ventas). La Compañía estima que estos cargos a resultados serían similares a los que resultarían si el valor de las cajas y envases fuera amortizado en el período estimado de su vida útil de aproximadamente 4 años para el envase de vidrio (1.5 años para el envase de plástico y 4 años para el garrafón de policarbonato).

El costo del envase entregado a clientes sin cargo alguno en relación con campañas promocionales de nuevas presentaciones (neto de los importes recibidos de The Coca-Cola Company, basados en los acuerdos de publicidad compartida) es cargado a los resultados del año en que se promocionan.

e) Inversiones en acciones

Las inversiones en acciones de asociadas que posee la Compañía se valúan por el método de participación. Las inversiones en acciones de subsidiarias se valúan sobre la misma base, para efectos de los estados financieros individuales que se presentan. Las otras inversiones en acciones se registran a su costo de adquisición y se actualizan mediante la aplicación de factores derivados del INPC.

f) Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se registran originalmente a su costo y posteriormente se actualizan mediante la aplicación a su costo de adquisición de factores derivados del INPC. La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

g) Crédito mercantil

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones de subsidiarias y asociadas adquiridas. Se actualiza aplicando a los importes históricos, factores derivados del INPC y hasta el 31 de diciembre de 2004 se amortizaba en línea recta en un período no mayor de 20 años. De acuerdo a las disposiciones del Boletín B-7, "Adquisiciones de negocios", vigente a partir del 1° de enero de 2005 este crédito mercantil ya no se amortizará, sin embargo, a partir de 2004 está sujeto a la prueba de deterioro mencionada en el siguiente inciso.

h) Deterioro en el valor de los activos de larga duración

La Compañía y sus subsidiarias revisan el valor en libros de sus inmuebles, maquinaria y equipo y del crédito mercantil para detectar algún indicio de deterioro que indique que el valor en libros de los mismos pudiera no ser recuperable total o parcialmente, de conformidad con el Boletín C-15, "Deterioro en el valor de los activos de larga duración y su disposición". Para determinar si existe un deterioro en el valor, se compara el valor de uso de la unidad generadora de efectivo, que consiste en determinar los flujos de efectivo descontados durante su vida útil remanente, contra su valor en libros. Si el valor en libros es superior al valor de uso, la diferencia se reconoce en los resultados del año.

i) Impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU)

El ISR y PTU cargados a los resultados del año se basan en los criterios establecidos en el Boletín D-4, "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad". El método que se establece en este boletín para determinar la base de cálculo del impuesto sobre la renta diferido, consiste en comparar los valores contables y fiscales de los activos y pasivos. A las diferencias temporales resultantes, se les aplica la tasa de ISR que estará vigente al momento en que se estima que estas se recuperarán o liquidarán y se reconoce

un activo o pasivo diferido. Deben reconocerse activos o pasivos diferidos por las diferencias temporales en el cálculo de la PTU que se presuma que provocarán un beneficio o que se pagarán en el futuro.

j) Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicios, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

En la mayoría de las subsidiarias de la Compañía se tienen establecidos planes de retiro para los empleados no sindicalizados. De acuerdo con estos planes de pensiones, los empleados elegibles son aquellos que tienen como mínimo 10 años de servicio y 60 años de edad, y la pensión permanece vigente por lo menos durante los diez años siguientes y hasta la muerte del empleado. A partir de 2004, dos subsidiarias modificaron su plan de pensiones para que la edad de retiro sea de 65 años, debiendo tener como mínimo 15 años de servicio. Este nuevo plan es de "contribución definida", en el cual las subsidiarias y los colaboradores aportarán montos de efectivo preestablecidos a un fondo en fideicomiso irrevocable. El resto de las subsidiarias también efectúan contribuciones anuales a fondos en fideicomiso irrevocables, basadas en cálculos actuariales.

De acuerdo con el contrato colectivo de trabajo de dos subsidiarias, éstas conceden jubilaciones a sus trabajadores sindicalizados que hubieran cumplido por lo menos 60 años de edad y que tuvieran 25 años de servicios ininterrumpidos en la empresa. El importe de la jubilación será equivalente al 50% del salario al momento del retiro.

El costo de las primas de antigüedad y de los planes de pensiones y jubilaciones se determina con base en cálculos actuariales de acuerdo a lo establecido en el Boletín D-3, "Obligaciones laborales", elaborados por peritos independientes. Dicho boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y sólo se acepta el método actuarial de cálculo sobre la base de servicios prestados con sueldos proyectados.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan a los resultados en el año en que se vuelven exigibles.

k) Transacciones en dólares (Ver anexo 6)

Las transacciones en dólares se registran al tipo de cambio vigente en la fecha de su concertación. Los activos y pasivos en dicha moneda se expresan en moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del período, se aplican a los resultados.

l) Utilidad integral

La "utilidad integral" representa el resultado de la actuación total de la Compañía durante los ejercicios que se presentan. Este concepto está representado por la utilidad neta, más los efectos del resultado por tenencia

de activos no monetarios e impuesto sobre la renta diferido que, de acuerdo con los principios de contabilidad aplicables, se llevaron directamente a la inversión de los accionistas.

m) Actualización de la inversión de los accionistas

Los rubros de la inversión de los accionistas se actualizan aplicando a los importes históricos, factores derivados del INPC. Los valores actualizados representan la inversión de los accionistas en términos de poder adquisitivo al final del ejercicio.

El exceso o insuficiencia en la actualización de la inversión de los accionistas, representa el grado en que la Compañía ha logrado o no ha logrado conservar el poder adquisitivo general de las aportaciones de los accionistas y de los resultados obtenidos. Este concepto está representado principalmente por el resultado por tenencia de activos no monetarios y su correspondiente efecto en los resultados cuando los activos son consumidos, el cual se determina comparando los valores de reposición de los activos no monetarios con los valores que se obtienen de aplicar factores derivados del INPC a los mismos activos.

n) Resultado monetario

El resultado monetario representa el efecto de la inflación, medida en términos del INPC, en el neto de los activos y pasivos monetarios al inicio de cada mes, el cual se carga o acredita íntegramente a los resultados, formando parte del costo integral de financiamiento.

o) Gastos de publicidad y promoción

Durante los ejercicios que cubren estos estados financieros consolidados, y con base en presupuestos anuales cooperativos de publicidad y propaganda, The Coca-Cola Company ha hecho pagos compartidos por aproximadamente el 45% de ciertos programas de publicidad y propaganda, incluyendo el costo de cajas y envases introducidos en el mercado sin cargo alguno a los clientes y, la Compañía, al igual que otros embotelladores de Coca-Cola, ha hecho pagos compartidos en relación con campañas nacionales de publicidad, basados en la población de sus respectivos territorios, por aproximadamente el 50% del costo de dichas campañas. Los gastos de publicidad y promoción solamente reflejan la parte de estos gastos que le corresponden a las embotelladoras. Los pagos efectuados por cuenta de The Coca-Cola Company se registran como cuentas por cobrar y no tienen efecto en los resultados. Estas cuentas por cobrar son pagadas por The Coca-Cola Company en un plazo de 30 días en promedio.

p) Utilidad básica por acción

La utilidad básica por acción se calcula dividiendo la utilidad neta (participación mayoritaria), entre el promedio ponderado de las acciones en circulación durante cada ejercicio que se presenta. El promedio de las acciones en circulación son 750,000,000 al 30 de junio de 2005 y 2004.

q) Información financiera por segmentos

Como se indica en la Nota 1, Grupo Continental, S. A. es tenedora de las acciones de compañías cuya actividad principal es la fabricación y venta de

refrescos y agua purificada que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana. Las condiciones de riesgos y rendimientos de las operaciones de cada una de las embotelladoras en los diferentes territorios son similares, ya que los productos son de la misma naturaleza y los procesos de producción, el tipo de clientes, los métodos usados para distribuir los productos y el entorno regulatorio en el que opera cada una de las embotelladoras son iguales. También operan en igualdad de circunstancias económicas y políticas y no se genera información interna relacionada con áreas geográficas o por zonas, ya que la administración se realiza como una sola unidad de negocio.

Los productos de las subsidiarias de la Compañía se comercializan fundamentalmente a través de un alto número de detallistas relativamente pequeños, tales como tiendas de abarrotes y misceláneas, sin que exista concentración importante en algún cliente o tipo de cliente en especial.

NOTA 2. INMUEBLES, MAQUINARIA Y EQUIPO

	30 de junio de 2005
Edificios	$ 2,114,720
Equipo de fábrica	2,624,810
Equipo anticontaminante	111,460
Equipo de transporte	1,597,697
Mobiliario y otros equipos	1,106,567
	7,555,254
Depreciación acumulada	(4,106,450)
	3,448,804
Terrenos	787,265
Obras y equipo en proceso y anticipos	66,702
	$ 4,302,771

La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

Los diferentes conceptos de activo fijo se deprecian en base a las siguientes:

TASAS DE DEPRECIACIÓN ANUAL PROMEDIO

· Inmuebles (edificios)	2.0%
· Maquinaria (equipo de fábrica)	5.8%
· Equipo anticontaminante	4.8%
· Equipo de transporte	6.7%
· Mobiliario y otros equipos	10.9%

NOTA 3. CREDITOS BURSÁTILES

N/A

NOTA 4. PASIVO CONTINGENTE

Los pasivos por prima de antigüedad y plan de pensiones derivados de la aplicación del boletín D-3 del IMCP son:

Plan de pensiones	$ 111,357
Prima de antigüedad	61,474
Indemnización Legal	43,095
	$ 215,926

NOTA 5. CAPITAL CONTABLE

INVERSIÓN DE LOS ACCIONISTAS

El capital social de la Compañía está representado por 750,000,000 de acciones ordinarias de libre suscripción, nominativas, con valor nominal de dos centavos cada una, totalmente suscritas y pagadas.

Las utilidades acumuladas, incluyendo las que han sido capitalizadas, están sujetas al pago de impuestos, en caso de su distribución en efectivo, excepto que provengan de la cuenta de utilidad fiscal neta (CUFIN). Así mismo, los reembolsos de capital que excedan proporcionalmente a la cuenta de capital de aportación (CUCA) se consideran distribución de utilidades sujetas al tratamiento mencionado y, en su caso, al pago de impuestos.

La utilidad neta de la Compañía y de cada subsidiaria está sujeta a la aplicación del 5% a la reserva legal hasta que ésta represente el 20% del capital social. Al 31 de diciembre de 2004, la reserva legal de la Compañía ascendía a 3 millones de pesos nominales, que representa el 20% del valor nominal del capital social. La reserva legal no es susceptible de distribución en efectivo, pero puede ser capitalizada, y se incluye en los resultados acumulados. La reserva legal está incluida en el renglón S-42 Resultados Acumulados y Reserva de Capital del Estado de Situación Financiera.

PARTICIPACION MINORITARIA

La Compañía posee prácticamente el 100% del capital social de sus subsidiarias y el 51% de Servicios Ejecutivos Continental, S.A. El interés minoritario representa la participación en esta subsidiaria que poseen los accionistas minoritarios, y se presenta en el balance general consolidado después de la participación mayoritaria. El estado consolidado de resultados presenta la utilidad neta consolidada total. La distribución en la participación mayoritaria y minoritaria se presenta después de la utilidad neta consolidada.

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES

Estatutariamente la Empresa tiene establecida una reserva para recompra de sus propias acciones, por un importe de $ 150,000, se que incluye en el renglón S-43 de los estados financieros.

Al 30 de junio de 2005 la empresa no posee acciones propias recompradas.

NOTA 7. COSTO INTEGRAL DE FINANCIAMIENTO

(Ver desglose de los principales conceptos en el estado de resultados consolidado).

Nota 8. IMPUESTOS DIFERIDOS

A continuación se muestran los efectos acumulados al 30 de junio del 2005.

S-71 Resultado por tenencia de activos no monetarios:

Resultados por tenencia de activos no Monetarios	$ (685,347)
Efecto acumulado del impuesto sobre la renta diferido	(1,037,991)
	$ (1,723,338)

S-31 Créditos diferidos:
S-66 Impuestos diferidos:

En estos renglones se incluye un pasivo por:

ISR diferido (D-4)	$ 694,711
ISR diferido fiscal	79,844
PTU diferido (D-4)	65,168
	$ 839,723

NOTA 9. PARTIDAS EXTRAORDINARIAS

N/A

NOTA 10. OPERACIONES DISCONTINUADAS

N/A

NOTA 11. EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD.

N/A

NOTA 12. RESULTADOS NETOS MENSUALES (HISTORICO Y ACTUALIZADO)

ULTIMOS 12 MESES

MES	RESULTADO NETO MAYORITARIO DEL EJERCICIO ACUMULADO HISTORICO	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL HISTORICO	INDICE AL CIERRE	INDICE DE ORIGEN	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL ACTUALIZADO
Jul-04	91,897	91,897	113.447	109.022	95,627
Ago-04	170,100	78,203	113.447	109.695	80,878
Sep-04	295,541	125,441	113.447	110.602	128,668
Oct-04	370,838	75,297	113.447	111.368	76,703
Nov-04	470,655	99,817	113.447	112.318	100,820
Dic-04	557,314	86,659	113.447	112.550	87,350
Ene-04	613,298	55,984	113.447	112.554	56,428
Feb-04	652,548	39,250	113.447	112.929	39,430
Mar-04	768,052	115,504	113.447	113.438	115,513
Abr-05	867,848	99,796	113.447	113.842	99,450
May-05	983,203	115,355	113.447	113.556	115,244
Jun-05	1,123,149	139,946	113.447	113.447	139,946
		---------			---------
		1,123,149			1,136,057
		=========			=========

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2005**

GRUPO CONTINENTAL, S.A.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**

Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.	EMBOTELLADORA	13,787,026	99.99	24,930	402,763
2 EMBOTELLADORA AMECA, S.A. DE C.V.	EMBOTELLADORA	49,999	99.99	164	94,887
3 EMBOTELLADORA GUADIANA, S.A. DE C.V.	EMBOTELLADORA	17,619,998	99.99	27,396	287,374
4 EMBOTELLADORA ZACATECAS, S.A. DE C.V.	EMBOTELLADORA	13,849,998	99.99	18,815	237,283
5 EMBOTELLADORA LA FAVORITA, S.A. DE C.V.	EMBOTELLADORA	11,082,060	99.99	17,773	487,175
6 EMBOTELLADORA LAGUNERA, S.A. DE C.V.	EMBOTELLADORA	2,554,997	99.99	24,091	414,564
7 EMBOTELLADORA LOS ALTOS, S.A. DE C.V.	EMBOTELLADORA	349,999	99.99	5,676	140,547
8 EMBOTELLADORA RIO VERDE, S.A. DE C.V.	EMBOTELLADORA	49,999	99.99	1,410	35,558
9 EMBOTELLADORA SAN LUIS, S.A. DE C.V.	EMBOTELLADORA	99,999	99.99	8,712	122,892
10 EMBOTELLADORA TANGAMANGA, S.A. DE C.V.	EMBOTELLADORA	50,409,118	99.99	18,536	196,254
11 EMBOTELLADORA ZAPOPAN, S.A. DE C.V.	EMBOTELLADORA	18,999,999	99.99	22,038	244,513
12 EMBOTELLADORA DE TECOMAN, S.A. DE C.V.	EMBOTELLADORA	33,391,749	99.99	159,791	181,792
13 INMOBILIARIA FAVORITA, S.A. DE C.V.	INMOBILIARIA	18,290,060	99.99	23,969	681,191
14 FOMENTO DE AGUASCALIENTES, S.A. DE C.V.	INMOBILIARIA	17,203,089	99.99	14,315	199,525
15 CONCENTRADOS INDUSTRIALES, S.A. DE C.V.	CONCENTRADOS Y ESP. QUIMICAS	499,999	99.99	846	19,953
16 FOMENTO DURANGO, S.A. DE C.V.	INMOBILIARIA	2,108,017	99.99	568	146,594
17 FOMENTO MAYRAN, S.A. DE C.V.	INMOBILIARIA	2,130,817	99.99	1,033	106,440
18 FOMENTO POTOSINO, S.A. DE C.V.	INMOBILIARIA	49,999	99.99	475	29,516
19 FOMENTO RIO NAZAS, S.A. DE C.V.	INMOBILIARIA	49,999	99.99	1,315	41,005
20 FOMENTO SAN LUIS, S.A. DE C.V.	INMOBILIARIA	52,370,655	99.99	50,853	166,740
21 FOMENTO ZACATECANO, S.A. DE C.V.	INMOBILIARIA	7,559,999	99.99	10,024	90,790
22 GROSSMAN Y ASOCIADOS, S.A. DE C.V.	INMOBILIARIA	109,999	99.99	2,281	151,921
23 SOCIEDAD INDUSTRIAL, S.A. DE C.V.	EMPRESA DE SERVICIOS	77,789,998	99.99	76,442	430,299
24 SERVICIOS EJECUTIVOS CONTINENTAL, S.A.	EMPRESA DE SERVICIOS	6,120,000	51.00	3,544	8,976
25 ALIANZAS Y SINERGIAS, S.A. DE C.V.	EMPRESA DE SERVICIOS	99,998	99.99	100	(15)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2005**
GRUPO CONTINENTAL, S.A.

RELACION DE INVERSIONES EN ACCIONES

PAGINA 2
ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
26 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**515,097**	**4,918,537**
ASOCIADAS					
1 INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V.	ENLATADORA	84,609	17.51	9,039	73,341
2 ANDAMIOS ATLAS, S.A. DE C.V.	ANDAMIOS	1,065,139	26.01	6,524	63,752
3 PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V.	CONTR. INGENIOS AZUCAREROS	12,700,791	49.00	65,075	824,589
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**80,638**	**961,682**
OTRAS INVERSIONES PERMANENTES					**34,104**
T O T A L					**5,914,323**

OBSERVACIONES

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2005**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
PROVEEDORES																
DIVERSOS	31/12/2005	0.00	350,834	0	0	125	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			**350,834**	**0**	**0**	**125**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
DIVERSOS	31/12/2005	0.00	272,113	0	0	1,033	0	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**272,113**	**0**	**0**	**1,033**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**622,947**	**0**	**0**	**1,158**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

OBSERVACIONES

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2005**

GRUPO CONTINENTAL, S.A.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**80,430**	**865,789**	0	0	**865,789**
PASIVO	**108**	**1,158**			**1,158**
CORTO PLAZO	108	1,158	0	0	1,158
LARGO PLAZO	0	0	0	0	0
SALDO NETO	**80,322**	**864,631**			**864,631**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSIÓN ES DE $10.7645 US DOLLAR PUBLICADO POR EL BANCO DE MEXICO, EN EL DIARIO OFICIAL DE LA FEDERACIÓN EL ÚLTIMO DÍA HÁBIL DEL MES QUE SE REPORTA.

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: **2** AÑO: **2005**

CEDULA DE INTEGRACION Y CALCULO DE RESULTADO POR POSICION MONETARIA (1) (Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	3,245,625	779,053	(2,466,572)	0.00	(89)
FEBRERO	3,292,350	737,657	(2,554,693)	0.33	(8,512)
MARZO	3,345,318	754,713	(2,590,605)	0.45	(11,676)
ABRIL	3,535,462	796,883	(2,738,579)	0.18	(4,924)
MAYO	3,756,907	2,729,722	(1,027,185)	(0.25)	2,580
JUNIO	1,846,682	725,809	(1,120,873)	(0.10)	1,076
ACTUALIZACION:	0	0	0	0.00	(24)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**(21,569)**

OBSERVACIONES

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2005**
GRUPO CONTINENTAL, S.A.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
=== N O A P L I C A ===

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
=== N O A P L I C A ===

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2005**
GRUPO CONTINENTAL, S.A.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
REGION OCCIDENTE	EMBOTELLADORA	40,367	83
REGION CENTRO	EMBOTELLADORA	34,405	69
REGION NORTE	EMBOTELLADORA	29,885	51
TOTAL GRUPO	EMBOTELLADORA	104,657	70
CONCENTRADOS IND., SA DE CV	FABRICA DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS	527	72

OBSERVACIONES

1)
- LA CAPACIDAD INSTALADA PRESENTADA ES TRIMESTRAL.
- LA CAPACIDAD INSTALADA ANUAL ASCIENDE A 419 MILLONES DE CAJAS UNIDAD.
- EN EL CASO DE LAS EMBOTELLADORAS DE BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR, LA CAPACIDAD INSTALADA SE PRESENTA EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EN EL CASO DE CONCENTRADOS INDUSTRIALES LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE LITROS DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS EN UN TRIMESTRE.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CONCENTRADO	COCA-COLA DE MEXICO			SI	31.52
AZUCAR	P.I.A.S.A. (ASOCIADA)			SI	19.31
ENVASE NO RETORNABLE	VITRO,S.A. E INNOPACK			SI	26.16
CORCHOLATA Y TAPAS	TAPON CORONA D GUADALAJARA SA CROWN CORK DE MEXICO, SA TAPAS INNOVATIVAS, SA DE CV			SI	3.40

OBSERVACIONES

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **200**
GRUPO CONTINENTAL, S.A.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR (NARTD)	175,093	2,373,531	177,466	4,929,170		COCA-COLA, COCA-COLA LIGHT, COCA-COLA CITRA, COCA-COLA CITRA LIGHT,FANTA,SPRITE, FRESCA,LIFT, DELAWARE, SPRITE CERO,SENZAO POWERADE, DISNEY AVENTURAS, NESTEA, CIEL, CIEL MINERALIZADA Y CIEL AQUARIUS	DETALLISTAS EN GENERAL
DIVERSOS				89,087		DIVERSAS	DIVERSOS
TOTAL		2,373,531		5,018,257			

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **200**

GRUPO CONTINENTAL, S.A.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
SERVICIO DE ANALISIS QUIMICOS				233	COSTA RICA, VENEZUELA Y REP.DOMINICANA	COINSA	DIVERSOS
TOTAL				233			

OBSERVACIONES

LAS SIGUIENTES OBSERVACIONES CORRESPONDEN A VENTAS NACIONALES:

- EL VOLUMEN DE PRODUCCION Y VENTAS DE LOS PRINCIPALES PRODUCTOS DE REFRESCOS SON DETERMINADOS EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EL GARRAFON DE AGUA CIEL TIENE CAPACIDAD DE 20 LITROS.
- EL PORCENTAJE DE PARTICIPACION EN EL MERCADO NO ES DETERMINABLE.

82-4211

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: 2 AÑO: **2005**
GRUPO CONTINENTAL, S.A.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
*	0.02000	0	750,000,000			750,000,000	15,000	
TOTAL			**750,000,000**	**0**	**0**	**750,000,000**	**15,000**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
750,000,000

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

NO APLICA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

NO APLICA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: CONTAL FECHA: 22/07/2005 15:57
GRUPO CONTINENTAL, S.A.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO CONTINENTAL, S.A.
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
DIRECCION DE INTERNET:	www.contal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GCO7901128N8
DOMICILIO FISCAL:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP

RESPONSABLE DE PAGO

NOMBRE:	- ROBERTO MARTINEZ GARZA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP
TELEFONO:	01-833 241-25-21
FAX:	01-833 241-25-77
E-MAIL:	rmartinez@contal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	- CYNTHIA H. GROSSMAN -
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 213-37-21
FAX:	01-833 217-02-95 Y 01-833 241-25-77
E-MAIL:	info@contal.com

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10

CLAVE DE COTIZACION: CONTAL FECHA: 22/07/2005 15:57
GRUPO CONTINENTAL, S.A.

FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR EJECUTIVO JURIDICO Y DE RECURSOS HUMANOS
NOMBRE:	- ROBERTO MARTINEZ GARZA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-21
FAX:	01-833 241-25-77
E-MAIL:	rmartinez@contal.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303

CLAVE DE COTIZACION: CONTAL FECHA: 22/07/2005 15:57

GRUPO CONTINENTAL, S.A.

COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NO APLICA
NOMBRE:	N.A. NO APLICA NO APLICA NO APLICA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	info@contal.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE TESORERIA
NOMBRE:	- MIGUEL ANGEL DIAZ ALONSO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-15
FAX:	01-833 241-25-77
E-MAIL:	mdiaz@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: CONTAL
GRUPO CONTINENTAL, S.A.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

C.P. MARCOS AGUILAR ROMO
SECRETARIO DEL CONSEJO DE ADMINISTRACION

C.P. MIGUEL ANGEL RABAGO VITE
DIRECTOR EJECUTIVO DE FINANZAS

TAMPICO, TAMP, A 28 DE JULIO DE 2005